Exhibit (4)(e)

ENDORSEMENT

This endorsement is a part of the annuity certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The effective date of this endorsement will be the issue date of the certificate.

The following provisions are modified as stated below:

Section 8.3 Payee(s) and Death of Payee(s), the final sentence of the second paragraph is removed in its entirety and replaced by the following language:

Commutation will be based on interest at 1% per year.

Section 9.1 Fixed Options, Option 1. Deposit at Interest. and Option 4. Income of a Fixed Amount. are removed in their entirety and replaced by the following language:

Option 1. Deposit at Interest. Interest income will be paid on proceeds left with the Society. The rate of interest will be not less than 1% per year.

Option 4. Income of a Fixed Amount. Equal monthly, quarterly, semiannual or annual income payments of a specified amount will be made. Payments each year must total not less than 5% of the original proceeds left with the Society. The payments will continue until the proceeds, together with interest at the rate of 1% per year, are fully paid.

Section 9.3 Basis for Settlement Option Values, the text is removed in its entirety and replaced by the following language:

Net single premiums for fixed settlement options involving life contingencies are based on the Annuity 2000 individual annuity mortality table with interest at 1% per year.

SECTION 9 - FIXED SETTLEMENT OPTION TABLES , the Fixed Settlement Option Tables are replaced with the following tables:

Monthly Income Payments for each $1,000 of Proceeds

Option 2 - Income for a Fixed Period
Period		Period		Period
of	Monthly	of	Monthly	of	Monthly
Years	Payment	Years	Payment	Years	Payment
1	$83.71	11	$7.99	21	$4.40
2	42.07	12	7.36	22	4.22
3	28.18	13	6.83	23	4.06
4	21.24	14	6.37	24	3.90
5	17.08	15	5.98	25	3.76
6	14.30	16	5.63	26	3.64
7	12.32	17	5.33	27	3.52
8	10.83	18	5.06	28	3.41
9	9.68	19	4.81	29	3.31
10	8.75	20	4.59	30	3.21

2020 SO-END

ENDORSEMENT

Guaranteed Settlement Option 3
Monthly Life Income with Guaranteed Period

	Male			Female			Unisex

Age of	10	20	Installment	10	20	Installment	10	20	Installment
Payee	Years	Years	Refund	Years	Years	Refund	Years	Years	Refund
35	$2.16	$2.15	$2.08	$2.07	$2.06	$2.01	$2.09	$2.08	$2.03
40	2.34	2.33	2.23	2.23	2.22	2.15	2.26	2.25	2.17
45	2.57	2.54	2.40	2.43	2.41	2.32	2.46	2.44	2.34
50	2.84	2.79	2.61	2.68	2.65	2.52	2.72	2.68	2.54
55	3.19	3.08	2.87	2.99	2.93	2.77	3.04	2.96	2.79
60	3.62	3.41	3.17	3.39	3.26	3.07	3.44	3.30	3.09
65	4.18	3.77	3.56	3.91	3.64	3.44	3.97	3.67	3.47
70	4.88	4.10	4.03	4.59	4.02	3.91	4.66	4.04	3.94
75	5.71	4.35	4.63	5.46	4.32	4.52	5.52	4.33	4.55
80	6.61	4.50	5.38	6.47	4.50	5.31	6.51	4.50	5.33
85	7.44	4.57	6.33	7.43	4.57	6.33	7.44	4.57	6.34

Guaranteed Settlement Option 5
Joint and 2/3 to Survivor Life Income

Male
Payee	Female Payee Age
Age	50	55	60	65	70	75
50	$2.64	$2.78	$2.93	$3.09	$3.25	$3.42
55	2.76	2.94	3.12	3.32	3.52	3.73
60	2.90	3.10	3.33	3.57	3.83	4.10
65	3.03	3.27	3.54	3.85	4.18	4.53
70	3.17	3.44	3.76	4.13	4.55	5.02
Unisex
Payee	Unisex Payee Age
Age	50	55	60	65	70	75
50	$2.60	$2.73	$2.87	$3.01	$3.16	$3.31
55	2.73	2.90	3.07	3.24	3.42	3.61
60	2.87	3.07	3.28	3.50	3.73	3.97
65	3.01	3.24	3.50	3.78	4.08	4.40
70	3.16	3.42	3.73	4.08	4.48	4.89

MODERN WOODMEN OF AMERICA

National Secretary

2020 SO-END